UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING
                            SEC File Number: 1-13263
                            CUSIP Number: 14844P 10 5
 (CHECK ONE): [X]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR

                       For Period Ended: DECEMBER 31, 1999
                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                       For the Transition Period Ended:


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

                           CASTLE DENTAL CENTERS, INC.
                             Full Name of Registrant

                                       N/A
                            Former Name if Applicable

                       1360 POST OAK BOULEVARD, SUITE 1300
            Address of Principal Executive Office (STREET AND NUMBER)

                              HOUSTON, TEXAS 77056
                            City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if applicable)

                    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before
        [X] the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                    (c) The accountant"s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        The registrant has not filed its Form 10-K for the year ended December 31, 1999, because the registrant, despite its best efforts, has been unable to complete its financial statements. As the registrant was completing its financial statements, it determined that the characteristics of its accounts receivable had changed from prior years. In order to accurately assess the proper amount of the registrant's allowance for doubtful accounts, the registrant determined that it would be necessary to perform additional analysis of the registrant's accounts receivable. As of the date of this report, the registrant has not finished analyzing these accounts.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                 JOHN M. SLACK               (713) 479-8000
                     (Name)            (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is not identified reports(s).
                                                           [X] Yes        [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           [X] Yes        [ ] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        The registrant expects to record expenses for the 1999 fourth quarter of approximately $0.05 per share related to legal expenses incurred in connection with the pending arbitration in California. Operating income will also be affected by start-up expenses, including increased rent and depreciation, related to "de novo" developments and an increase in corporate infrastructure costs to support the registrant's 20 new operating locations opened during 1999. Net income also will be affected by an increase in interest expenses relating to increased borrowings under the registrant's senior credit facility and higher effective interest rates.

        Additionally, fourth quarter net income will likely be reduced by an increase in the registrant's allowance for doubtful accounts. The amount of any such increase will be determined upon completion of the analysis of accounts receivable referred to above. The registrant is unable to determine at this time the effect, if any, that any such increase would have on its business or operations.

        The registrant estimates that, excluding the effects of any increase in its allowance for doubtful accounts, it would report net income of $0.05 per share (diluted) for the fourth quarter of 1999 and $0.34 per share (diluted) for the full year. This compares with net income of $0.17 per share for the fourth quarter and $0.54 per share for the year-ended December 31, 1998.

                           CASTLE DENTAL CENTERS, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date MARCH 31, 2000                By /s/ JOHN M. SLACK
                                          John M. Slack, Chief Financial Officer